Exhibit 99.1

Sapiens Reports Q2 2016 Financial Results

Holon, Israel – August 4, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the second quarter ended June 30, 2016.

Second Quarter Highlights:

•	GAAP Revenue of $53.0 million, up 15.1% compared to $46.1 million in the second quarter of 2015.

•	Non-GAAP revenue of $53.0 million, up 22.1% compared to $43.4 million in the second quarter of 2015.

•	GAAP Operating profit increased by 6.3% and totaled $6.4 million (12.1% operating margin), compared to $6.0 million (13.1% operating margin) in the second quarter of 2015.

•	Non-GAAP operating profit increased by 15.3% and totaled $7.4 million (14.0% operating margin), compared to $6.4 million (14.8% operating margin) in the second quarter of 2015.

•

GAAP Net income attributable to Sapiens’ shareholders totaled $5.3 million or $0.11 per diluted share, an increase of 12.9% compared to $4.7 million or $0.10 per diluted share in the second quarter last year.

•

Non-GAAP net income attributable to Sapiens’ shareholders totaled $6.3 million or $0.13 per diluted share, an increase of 19.5% compared to $5.2 million or $0.11 per diluted share in the second quarter last year.

•	Cash, cash equivalents and securities investments as of June 30, 2016 was $100.0 million, following the distribution of a cash dividend in the amount of $9.8 million. The company has no debt.

 “We saw strong double-digit growth and improved performance across our offerings and across all of our territories, driven by strong demand from existing customers and from ramping sales from new customers. As in recent quarters, the demand for our products and services remained strong,” said Roni Al-Dor, President and CEO of Sapiens.

“Overall, we improved our position in the market, and our competitive advantage in our various target markets resulted in several important wins with new customers. More importantly, we expect this momentum in sales to continue throughout the year.”

Mr. Al-Dor continued. “On the deal front, during the second quarter we signed a multimillion expansion with Anadolu Insurance Company, a private insurer operating in Turkey. As in many of our other strategic relationships, this win was part of a larger transformation project. We view this expansion as yet another key example of how our solutions can help our P&C client base grow and mature over time as they consolidate their multiple lines of business on a single platform, namely our IDIT software suite.

“In addition following the end of the second quarter, we acquired Maximum Processing, a US- P&C Solution Provider. Maximum Processing’s policy administration suite, Stingray System, services tier-4 and tier-5 P&C carriers, MGAs, TPAs and brokers. This acquisition will expand Sapiens’ overall presence in North America and expedite entry into the U.S. P&C market. We consider this acquisition consistent with our long-term growth strategy of organic growth next to M&A activity.”

Mr. Al-Dor concluded: “Based on the strength of our first half growth and our outlook for the remainder of the year, we are raising our guidance to 2016 full year non-GAAP revenues of $211 to $215 million, or annual growth of 18%-20%, up from prior guidance of $207 to $211 million.

To support this expansion in growth, we are increasing our short-term investments in R&D, delivery, sales and marketing. Also, we expect to see an impact of the British pound devaluation on our operations following the UK decision to exit the EU. We now expect full-year 2016 non-GAAP operating margins in the range of 13.5% - 14.0%, compared to our previous guidance of 15.0%-15.5%.”

Quarterly Results Conference Call

Management will host a conference call and webcast on August 4 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens' results. Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-281-1167; International: +972-3-918-0685; UK: 0-800-917-9141

The live webcast of the call can be viewed on Sapiens’ website at: http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until August 18, 2016, as follows:

North America: 1-888-269-0005; International: +972-3-925-5929.

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP revenue, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Sapiens shareholders, Non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

In addition, the Company adjusted revenues and expenses, recorded under US GAAP, of pre-acquisition date in respect of acquired business from its ultimate parent company. As this transaction is between companies under common control, under US GAAP, it was accounted for under the pooling of interest method. For non-GAAP measurement purposes, the Company excludes the pre-acquisition date revenues and expenses.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

The Company defines adjusted EBITDA as net profit adjusted for stock-based compensation expense, depreciation and amortization, capitalized internal-use software development costs, amortization of internal-use software development costs interest expense, compensation expenses related to acquisition, acquisition related costs, pre-acquisition revenues and expenses accounted under pooling of interest method, provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business. The Company uses Adjusted EBITDA as a measurement of its operating performance because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflect an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, and retirement markets, as well as business decision management software. We have a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of approximately 1,800 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Forward-Looking Statement

Some of the statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management's current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2015, and subsequent reports and registration statements filed periodically with the Securities and Exchange Commission.

Investors and Media Contact:
Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

U.S. Mobile: +1-201-250-9414

Mobile: +972-54-9099039

Email: yaffa.cohen-ifrah@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015*	2016	2015*
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	53,030	46,066	102,597	89,927
Cost of revenue	31,781	28,166	61,388	54,616

Gross profit	21,249	17,900	41,209	35,311

Operating Expenses:
Research and development, net	4,001	2,385	7,254	5,006
Selling, marketing, general and administrative	10,841	9,486	21,297	18,478
Total operating expenses	14,842	11,871	28,551	23,484

Operating income	6,407	6,029	12,658	11,827

Financial expense (income), net	(326)	14	(406)	344
Taxes and other expenses, net	1,468	1,213	2,926	1,894

Net income	5,265	4,802	10,138	9,589

Attributable to non-controlling interest	(68)	77	(82)	135

Net income attributable to Sapiens' shareholders	5,333	4,725	10,220	9,454

Basic earnings per share	0.11	0.10	0.21	0.20

Diluted earnings per share	0.11	0.10	0.21	0.19

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	48,948	47,910	48,883	47,809

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,759	49,213	49,659	49,098

*Including consolidation of Insseco, commencing December 31, 2014.

Summary of Non-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Three months ended June 30,				Six months ended June 30,
	2016		2015		2016		2015
	(unaudited)		(unaudited)		(unaudited)		(unaudited)

Revenues	53,030	100%	43,436	100%	102,597	100%	84,450	100%
Gross Profit	22,726	42.9%	18,568	42.7%	44,300	43.2%	36,246	42.9%
Operating profit	7,426	14.0%	6,441	14.8%	14,774	14.4%	12,229	14.5%
Net income to shareholders	6,251	11.8%	5,230	12.0%	12,237	11.9%	9,957	11.8%
Adjusted EBITDA	8,082	15.2%	6,900	15.9%	16,037	15.6%	13,078	15.5%

Basic earnings per share	0.13		0.11		0.25		0.21
Diluted earnings per share	0.13		0.11		0.25		0.20

Non-GAAP revenues by geographic breakdown
U.S. dollars in thousands

	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015

North America	17,601	16,041	16,767	16,571	14,294
Europe	26,124	28,421	26,439	24,084	23,743
APAC	9,305	5,105	5,468	5,484	5,399

Total	53,030	49,567	48,674	46,139	43,436

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015

GAAP operating profit	6,407	6,029	12,658	11,827

Non GAAP adjustments:
Amortization of capitalized software	1,256	1,135	2,665	2,350
Amortization of other intangible assets	495	608	1,006	1,129
Capitalization of software development	(1,396)	(1,553)	(2,780)	(2,865)
Stock-based compensation	482	290	940	568
Compensation related to acquisition and acquisition related costs	182	71	285	71
Adjustments of pre-acquisition revenues and expenses accounted under pooling of interest method	-	(139)	-	(851)

Non GAAP operating profit	7,426	6,441	14,774	12,229

Depreciation	656	459	1,263	849

Adjusted EBITDA	8,082	6,900	16,037	13,078

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
GAAP revenue	53,030	46,066	102,597	89,927
Adjustments of pre-acquisition revenue accounted under pooling of interest method		(2,630)		(5,477)
Non-GAAP revenue	53,030	43,436	102,597	84,450

GAAP gross profit	21,249	17,900	41,209	35,311
Revenue adjustment	-	(2,630)	-	(5,477)
Amortization of capitalized software	1,256	1,135	2,665	2,350
Amortization of other intangible assets	221	215	426	409
Adjustments of pre-acquisition cost of revenue accounted under pooling of interest method	-	1,948	-	3,653
Non-GAAP gross profit	22,726	18,568	44,300	36,246

GAAP operating income	6,407	6,029	12,658	11,827
Gross profit adjustments	1,477	668	3,091	935
Capitalization of software development	(1,396)	(1,553)	(2,780)	(2,865)
Amortization of other intangible assets	274	393	580	720
Stock-based compensation	482	290	940	568
Compensation related to acquisition and acquisition related costs	182	71	285	71
Adjustments of pre-acquisition operating expenses accounted under pooling of interest method	-	543	-	973
Non-GAAP operating income	7,426	6,441	14,774	12,229

GAAP net income attributable to Sapiens' shareholders	5,333	4,725	10,220	9,454
Operating income adjustments	1,019	412	2,116	402
Adjustment to redeemable non-controlling interest	37	96	103	96
Adjustments of pre-acquisition financial and tax expenses accounted under pooling of interest method	-	24	-	166
Other	(138)	(27)	(202)	(161)
Non-GAAP net income attributable to Sapiens' shareholders	6,251	5,230	12,237	9,957

Non-GAAP basic earnings per share	0.13	0.11	0.25	0.21

Non-GAAP diluted earnings per share	0.13	0.11	0.25	0.20

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	48,948	47,910	48,883	47,809
Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,759	49,213	49,659	49,098

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	June 30,	December 31,
	2016	2015
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	60,271	54,351
Trade receivables, net	31,274	29,761
Other receivables and prepaid expenses	6,188	5,455
Marketable securities	27,677	8,776

Total current assets	125,410	98,343

LONG-TERM ASSETS:
Marketable securities	12,091	30,875
Property and equipment, net	7,628	5,675
Severance pay fund	4,554	5,551
Other intangible assets, net	26,808	27,540
Other long-term assets	5,189	4,252
Goodwill	70,626	70,035

Total long-term assets	126,896	143,928

TOTAL ASSETS	252,306	242,271

Liabilities and Equity

CURRENT LIABILITIES:
Trade payables	7,403	4,721
Accrued expenses and other liabilities	30,767	32,012
Deferred revenue	14,430	10,268

Total current liabilities	52,600	47,001

LONG-TERM LIABILITIES:
Other long-term liabilities	7,709	6,414
Accrued severance pay	5,670	6,662

Total long-term liabilities	13,379	13,076

REDEEMABLE NON-CONTROLLING INTEREST	385	385

EQUITY	185,942	181,809

TOTAL LIABILITIES AND EQUITY	252,306	242,271

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the six months ended June 30,
	2016	2015 *
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	10,138	9,589
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	4,934	4,462
Amortization of premium and accrued interest on marketable securities	(262)	(184)
Stock-based compensation related to options issued to employees	940	568

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables	(1,599)	1,411
Deferred tax assets	52	1,873
Other operating assets	(980)	378
Trade payables	1,574	1,294
Other operating liabilities	(50)	(618)
Deferred revenues	4,401	1,502
Severance pay	(10)	(304)

Net cash provided by operating activities	19,138	19,971

Cash flows from investing activities:
Purchase of property and equipment	(2,013)	(1,316)
Purchase of marketable securities, net of interest received	(2,359)	(6,524)
Proceeds from sales of marketable securities	2,677	1,015
Payments for business acquisition, net of cash acquired	-	(1,736)
Capitalized software development costs	(2,780)	(2,865)
Restricted cash	-	(1,712)

Net cash used in investing activities	(4,475)	(13,138)

Cash flows from financing activities:
Proceeds from employee stock options exercised	686	501
Payment to shareholders in respect of acquisition	(1,440)	3,319
Distribution of dividend	(8,809)	(6,486)

Net cash used in financing activities	(9,563)	(2,666)

Effect of exchange rate changes on cash and cash equivalents	820	494

Increase in cash and cash equivalents	5,920	4,661
Cash and cash equivalents at the beginning of period	54,351	47,400

Cash and cash equivalents at the end of period	60,271	52,061

*Including consolidation of Insseco, commencing December 31, 2014.